SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

(Amendment No. 1)

Rubio’s Restaurants, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

78116B102

(CUSIP Number)

Mr. Louis Alonso

619-687-5000

Kelly Capital, LLC

225 Broadway, 18th Floor

San Diego, CA 92101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78116B102

1.	NAME OF REPORTING PERSON Kelly Capital Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 592,026 shares of Common Stock
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 592,026 shares of Common Stock
10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 592,026 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (1)
14.	TYPE OF REPORTING PERSON OO

(1) Based on 9,950,477 shares of Common Stock outstanding, as set forth in the Issuer’s most recently available filing with the Securities and Exchange Commission.

CUSIP NO. 78116B102

1.	NAME OF REPORTING PERSON Kelly Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 592,026 shares of Common Stock (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 592,026 shares of Common Stock (1)
10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 592,026 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (2)
14.	TYPE OF REPORTING PERSON OO

(1) The Common Stock beneficially owned by the Reporting Persons is held by Kelly Capital Investments, LLC, an entity that is controlled by Mr. Michael Kelly.

(2) Based on 9,950,477 shares of Common Stock outstanding, as set forth in the Issuer’s most recently available filing with the Securities and Exchange Commission.

CUSIP NO. 78116B102

1.	NAME OF REPORTING PERSON Michael Kelly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 592,026 shares of Common Stock (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 592,026 shares of Common Stock (1)
10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 592,026 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (2)
14.	TYPE OF REPORTING PERSON IN

(1) The Common Stock beneficially owned by the Reporting Persons is held by Kelly Capital Investments, LLC, an entity that is controlled by Mr. Michael Kelly.

(2) Based on 9,950,477 shares of Common Stock outstanding, as set forth in the Issuer’s most recently available filing with the Securities and Exchange Commission.

SCHEDULE 13D/A

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the shares of common stock, par value $0.001 (the “Common Stock”), of Rubio’s Restaurants, Inc. (the “Issuer”). This Amendment amends the statement on Schedule 13D previously jointly filed by Kelly Capital Investments, LLC, a California limited liability company (“Kelly Capital Investments”), Kelly Capital, LLC, a California limited liability company (“Kelly Capital”), and Mr. Michael Kelly, an individual and citizen of the United States (“Mr. Kelly” and, together with Kelly Capital Investments and Kelly Capital, the “Reporting Persons”) with the Securities and Exchange Commission on July 10, 2008 (the “Prior Schedule 13D”). Unless set forth below, all Items are unchanged from the Prior Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

All of the funds used to purchase the Common Stock described in this Amendment came from the working capital of Kelly Capital and its subsidiaries.

Item 4.	Purpose of Transaction

Item 4 is hereby amended in relevant part by the following:

On October 15, 2008, Kelly Capital sent a letter to the Issuer’s board of directors (the “Letter”) whereby Kelly Capital expressed its interest in opening discussions regarding a transaction whereby Kelly Capital would acquire all of the Issuer’s Common Stock for $5.00 per share in cash. A copy of the Letter is attached hereto as Exhibit 3 and is incorporated herein by reference. The foregoing references to, and descriptions of, the Letter are qualified in their entirety by reference to the Letter.

Except as set forth herein and in the Letter, or as would occur upon completion of any of the actions discussed herein and in the Letter, the Reporting Persons have no present plan or proposal that would result in any of the following:

(1)	the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer which the Reporting Persons hold;

(2)	seeking to cause the Issuer to enter into an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(3)	seeking to cause the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(4)	seeking changes in the present board of directors or management of the Issuer, including proposals to change the number or term of directors or to fill any vacancies on the Issuer’s board of directors;

(5)	seeking material changes in the present capitalization or dividend policy of the Issuer;

(6)	seeking other material changes in the Issuer’s business or corporate structure;

(7)	seeking changes in the Issuer’s Third Amended and Restated Certificate of Incorporation and Restated Bylaws or taking other actions which may impede the acquisition of control of the Issuer by any person;

(8)	seeking to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	seeking to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(10)	taking any action similar to any of those enumerated above, or any other action the Reporting Persons may determine to be in their interest.

Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer’s management and board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Common Stock as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of, or any hedging or similar transactions with respect to, the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to above.

Item 5.	Interest in Securities of the Issuer

The beneficial ownership of the Common Stock by the Reporting Persons as of the filing of this Amendment is reflected on the cover page, the contents of which are incorporated herein by reference.

The Reporting Persons effected the following transactions in the Common Stock in open market transactions on the dates indicated, and as of the date of this Amendment, such transactions are the only transactions in the Common Stock effected by the Reporting Persons since the filing of the Prior Schedule 13D:

Trade Date	Purchase (P) or Sale (S)	Quantity	Price
7/10/2008	P	299	$5.07
7/15/2008	P	3,500	$4.72
7/24/2008	P	100	$5.05
7/28/2008	P	1,500	$5.24
9/3/2008	S	11,494	$6.26
9/4/2008	S	1,800	$6.25
9/5/2008	S	1,312	$6.28
9/8/2008	S	700	$6.25

Item 7.	Material to be Filed as Exhibits

(1)	Joint Filing Agreement by and between Kelly Capital Investments, Kelly Capital and Mr. Kelly (incorporated by reference to Exhibit 1 to the Prior Schedule 13D).

(2)	Letter from Kelly Capital to the Issuer, dated July 9, 2008 (incorporated by reference to Exhibit 2 to the Prior Schedule 13D).

(3)	Letter from Kelly Capital to the Issuer, dated October 15, 2008.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

KELLY CAPITAL INVESTMENTS, LLC

By:	/s/ Michael Kelly
Name:	Michael Kelly
Title:	President

Date:	October 17, 2008

KELLY CAPITAL, LLC

By:	/s/ Michael Kelly
Name:	Michael Kelly
Title:	Chairman and Chief Executive Officer

Date:	October 17, 2008

MICHAEL KELLY

/s/ Michael Kelly
Michael Kelly

Date:	October 17, 2008

Exhibit 3

October 15, 2008

VIA FEDERAL EXPRESS AND EMAIL

Mr. Ralph Rubio

Chairman

Rubio’s Restaurants, Inc.

1902 Wright Place, Suite 200

Carlsbad, CA 92008

Dear Ralph:

Kelly Capital (“KC”) would like to express its interest in opening discussions with you regarding an acquisition of all outstanding common shares of Rubio’s Restaurants, Inc. (“Rubio’s” or the “Company”). Our goal would be to complete a friendly transaction that retains key management and staff beyond closing.

KC is prepared to offer $5.00 for all outstanding shares of the Company, which represents an approximate 26% premium to the current market price of $3.97.

Kelly Capital is a private equity and special situations firm established in 1993. Since inception, we have completed over $3 billion in transactions as principal investors, including success with going private, control acquisitions. KC is focused on value investments in operating companies, debt and real estate. We are headquartered in San Diego and have additional offices in Dallas and Nashville. Additional information about our firm is available at www.kellycapital.com.

We expect that a merger agreement could be completed promptly. The transaction, of course, would be subject to financial and confirmatory due diligence, which would be completed on a timetable that meets your goals and before the signing of the agreement. In addition, the transaction would be subject to customary conditions, including stockholder and regulatory approvals, and we are confident that those approvals can be obtained. This letter represents an expression of our interest in a transaction, and, as you would expect, a binding commitment will only result from the signing of a definitive merger agreement.

The transaction we propose would be an all-cash purchase and our offer would be subject to a financing contingency. Further, given our familiarity with the Company, we would do not foresee an extensive due diligence period.

We look forward to hearing from you or someone else representing the board. Please feel free to contact me directly at 619.957.4000 in order to discuss this further.

Sincerely,

/s/ Michael Kelly
Michael Kelly Chairman and Chief Executive Officer

www.kellycapital.com	225 Broadway 18th Floor	San Diego CA 92101	619.687.5000 p	618.687.5010 f